SEC File No. 70-8369


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549








                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS







                             GPU INTERNATIONAL, INC.
                                    GPU, INC.


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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

---------------------------------------------
                                            :
                  In the Matter of          :
                                            :
GPU INTERNATIONAL, INC.,                    :
GPU, INC.,                                  :  Certificate Pursuant
                                            :  to Rule 24 of Partial
                  SEC File No. 70-8369      :  Completion of
(Public Utility Holding Company Act         :  Transactions
  of 1935)                                  :
--------------------------------------------:


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

                  The undersigned, GPU International, Inc. (GPU International) and GPU, Inc. (GPU), do hereby certify, pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935, that certain of the transactions proposed in the Application, as amended, filed in SEC File No. 70-8369, have been carried out in accordance with the terms and conditions of, and for the purposes requested in, said Application and pursuant to the Commission's Order dated May 17, 1994, and Supplemental Orders dated December 1, 1994 and September 15, 1995, with respect to said Application as follows:
                  During the period January 1, 1998 through March 31, 1998, the following letters of credit and borrowings were outstanding under the Credit Agreement, dated as of December 12, 1994 and amended on October 5, 1995, and further modified and supplemented as of December 1, 1997, among GPU International, the banks named therein, and Citibank, N.A., as Agent.

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         A.  Letters of Credit On February  26,  1996, a letter of credit in the face amount of $30,000 was issued to support a bid for a 500 MW coal-fired generating plant in Punjab State, India. The letter of credit carries a fee equal to 1/2 of 1 percent per annum of the face amount, plus a .10 percent fronting fee. The letter of credit was scheduled to expire on March 1, 1998, but has been extended to June 30, 1998.

             On February 25, 1998, a $5 million letter of credit was issued in connection with the sale of a 50 percent limited partnership interest in Mid-Georgia Cogen L.P. The letter of credit carries a fee equal to 1/2 of 1 percent per annum of the face amount, plus a .10 percent fronting fee and expires on December 31, 1999. At closing, the letter of credit was delivered as security for GPU International's indemnification of the buyer against any and all damages which may be sustained out of any breach of representation, warranty, covenant or agreement made or given by GPU International to the buyer.

         B. Borrowings On January 13, 1998, GPU International refinanced a borrowing in the amount of $1.5 million which was used for working capital needs. The borrowing bore interest at 6.09 percent per annum and matured on February 13, 1998. At maturity this borrowing was refinanced and bore interest at 6.09 percent through February 20, 1998. On that date, the borrowing was refinanced at 6.125 percent and matured on February 23, 1998.
Interest was based on LIBOR plus 50 basis points.

             On January 26, 1998, a borrowing in the amount of $0.5 million was extended to GPU International for working capital needs. The borrowing bore interest at 6.09 percent per annum, which was based on LIBOR plus 50 basis points, and matured on February 26, 1998.

             On January 30, 1998, a borrowing in the amount of $1.0 million was extended to GPU International. The proceeds from this loan were used to fund $0.3 million working capital needs and to loan $0.7 million to an affiliated company for working capital needs. The borrowing bore interest at 6.09 percent per annum, which was based on LIBOR plus 50 basis points, and matured on February 26, 1998.

             On February 6, 1998, a borrowing in the amount of $3.0 million was extended to GPU International which was loaned to an affiliated company for payment of interest expense on long-term debt. Interest on the GPU International borrowing bore interest at 6.125 percent, which was based on LIBOR plus 50 basis points, and matured on March 6, 1998.




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                                    SIGNATURE
                                    ---------

         PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                                GPU INTERNATIONAL, INC.



                                                By:/s/ B. L. Levy
                                                   B. L. Levy
                                                   President



                                                GPU, INC.



                                                By:/s/ T. G. Howson
                                                   T. G. Howson
                                                   Vice President and Treasurer



Dated: April 15, 1998